

Mail Stop 7010

September 23, 2008

Martin J. Landon
Senior Vice President and Chief Financial Officer
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

> **Re:** **Kinetic Concepts, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Period Ended June 30, 2008**
> **File No. 1-9913**

Dear Mr. Landon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Item 1. Business
Customers, page 10

1.   Please file the agreement with Novation, LLC as an exhibit or supplementally advise why you believe you do not have to file it pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Critical Accounting Estimates – Goodwill and Intangible Assets, page 59

2.   We note the material balance of goodwill at June 30, 2008, due to the acquisition
        of LifeCell Corporation in May 2008. In future filings, please disclose the
        following information.
        • Define and describe the reporting units at which you test goodwill for
          impairment. Address how you allocated the goodwill resulting from the
          LifeCell acquisition and any other changes in reporting units or goodwill
          allocations during the periods presented.
        • Disclose your method of determining the fair value of the reporting units
          and your basis for using such method or methods.
        • For each methodology utilized, provide a description of the material
          assumptions used and the sensitivity of those assumptions in determining
          fair value. For example, for a discounted cash flow analysis such
          assumptions may include the discount rate used, revenue growth rates,
          operating profit margin percentages and the terminal rate.
        • To the extent that the carrying value of any of your reporting units indicates
          an impairment is reasonably possible and would be material to your
          consolidated financial statements, please specifically address those reporting
          units, including the amount of goodwill allocated to the reporting unit, the
          carrying value of the reporting unit and the fair value of the reporting unit.
        Refer to Section 501.14 of the Financial Reporting Codification for guidance.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Note 2 – Acquisition, page 9

3.   Please disclose in future filings the factors that contributed to a purchase price
        that resulted in significant goodwill. See paragraph 51(b) of SFAS 141.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 or Jennifer Hardy at (202) 551-3767 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief